Tidal ETF Trust
898 North Broadway, Suite 2
Massapequa, New York 11758
February 11, 2022

VIA EDGAR TRANSMISSION

Holly Hunter-Ceci
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Tidal ETF Trust (the “Trust”)
Post-Effective Amendment No. 75 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”)
File Nos. 333-227298, 811-23377
Dear Ms. Hunter-Ceci:
This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on February 10, 2022 with respect to the Registration Statement and the Trust’s proposed new series, the Home Appreciation U.S. REIT ETF. For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

SAI

1. Regarding the section entitled, “Purchase and Redemption of Shares in Creation Units,” and subsection entitled, “Acceptance of Orders of Creation Units,” please confirm that the 485(b) filing for the Home Appreciation U.S. REIT ETF will include the same language that is in the American Customer Satisfaction ETF filed on January 27, 2022.

Response: The Trust confirms.

If you have any questions or require further information, please contact Kent Barnes at 414-765-6511 or kent.barnes@usbank.com.

Sincerely,

/s/ Kent Barnes
Kent Barnes
Vice President
U.S. Bancorp Fund Services, LLC
As Sub-Administrator to the Tidal ETF Trust